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News Release

June 11, 2007

Rolling Stone Magazine first to publish on carbon neutral paper

Magazine debuts Catalyst Cooled paper on June 15th with Special Issue Devoted to Global Warming

Vancouver, BC - Wenner Media today announced that it is printing Rolling Stone magazine on manufactured carbon neutral paper, a process that adds no carbon dioxide to the atmosphere. Beginning with the June 28, 2007 issue, Rolling Stone will print on Catalyst Cooled paper, a planet friendly option from Catalyst Paper. Rolling Stone is the first mass-marketed magazine to print on carbon neutral paper. The June 28th issue of the magazine, on newsstands June 15th, will also include a series of features devoted to the climate change crisis, including a wide ranging interview with former Vice President Al Gore, an in-depth report on global warming solutions by environmental advocate Robert F. Kennedy Jr, a special report on the Bush administration’s climate change policy record and interviews with the organizers of next month’s highly anticipated Live Earth concerts and the top artists performing.

“Rolling Stone has provided a unique window on national affairs for 40 years,” said Rolling Stone managing editor, Will Dana. “Today, climate change is the biggest issue facing our planet and printing our magazine on carbon-neutral paper is one step that makes business and ecological sense. Rolling Stone offers cutting edge social commentary on issues that matter and acts on those where we can make a difference so to be the first magazine to print on carbon neutral paper is a natural fit for us.”

Studies show paper manufacturing accounts for the majority of a publication’s total carbon footprint. Catalyst Cooled paper is manufactured carbon-neutral, which means during its production it adds no carbon dioxide to the environment. Catalyst was able to support the Rolling Stone initiative by first reducing its greenhouse gas emissions by 70 per cent compared to the 1990 Kyoto Protocol baseline year - equivalent to taking 250,000 cars off the road every year - then offsetting the few remaining direct emissions through a carefully chosen ecosystem restoration project.

“Catalyst is among a handful of global companies that are recognized as early reducers of greenhouse gas emissions,” said Steve Howard, CEO, The Climate Group “Initiatives like Rolling Stone Magazine and Catalyst Paper are taking are a great step forward in helping to tackle climate change and connect with consumers in a commercially viable way.”

Catalyst Cooled paper has all the positive attributes of other Catalyst grades - excellent performance on press, lighter basis weights that take less energy and raw materials to manufacture and transport, elemental chlorine-free production and the option of 100 per cent certified fibre.

“Advertisers and consumers support, more and more, paper products that are produced with minimal harm to the environment and with Catalyst Cooled for Rolling Stone we’re able to show that our products are among the most environmentally responsible in the world,” said Richard Garneau, president and CEO, Catalyst Paper. “Because of our focus on efficiency and renewable energy, Catalyst is now well-positioned as our customers look for ways to lighten their own carbon footprint.”

Catalyst has engaged with the environmental community on a number of common interests, including reducing carbon emissions. In 2005, the company became a WWF Climate Savers partner, joining with 12 major corporations that are on course to eliminate at least 10 million tons of CO2 emissions annually by 2010. Catalyst is also among several parties recognized with The Gift to the Earth, WWF International’s highest accolade for conservation outcomes. The award acknowledges the participatory land use planning process and new ecosystem-based forest management model in BC’s Great Bear Rainforest.

“Catalyst is among those that are at the forefront of turning sustainability performance into a value proposition that benefits the marketplace. It started with the logical assumption that making lighter weight papers uses fewer natural resources with a softer environmental footprint in the process,” said David Ford, CEO of Metafore. “Rolling Stone Magazine’s decision to print on Catalyst Cooled paper shows consumers that businesses are not waiting to do what’s right by the environment.”

Rolling Stone prints on Catalyst’s ElectracoteTM lightweight coated paper, produced in Port Alberni, British Columbia.

Rolling Stone has been the leading voice of music and popular culture since its inception 40 years ago. The magazine features the latest in music reviews, in-depth interviews, hard-hitting political commentary and award-winning investigative journalism. Rolling Stone provides all the news that fits to 14 million readers every two weeks.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown Vice-President, Corporate Relations Catalyst Paper (604) 654-4212	Mark Neschis Corporate Communications Director Wenner Media (212) 484-3419